Exhibit 4.1
DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Caliber’s third amended and restated certificate of incorporation and amended and restated bylaws. For a complete description of Caliber’s capital stock, you should refer to the third amended and restated certificate of incorporation and amended and restated bylaws and to the applicable provisions of Delaware law.

We are authorized to issue up to 137,500,000 shares of capital stock, of which (i) 100,000,000 shares are Class A common stock with a par value $0.001 per share; (ii) 15,000,000 shares are Class B common stock with a par value $0.001 per share; and (iii) 22,500,000 shares are preferred stock with a par value of $0.001 per share.

Class A common stock

Voting. The holders of the Class A common stock are entitled to one (1) vote for each share of Class A common stock held at all meetings of stockholders (and written actions in lieu of meetings). The Class A common stock is not subject to cumulative voting. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

Dividends. Subject to the preferences applicable to the Preferred Stock, the holders of the Class A common stock are entitled to, on an equal basis with the holders of Class B common stock, receive dividends when and if declared by the Company’s board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Class B common stock

Voting. The holders of the Class B common stock are entitled to ten (10) votes for each share of Class B common stock held at all meetings of stockholders (and written actions in lieu of meetings). The Class B common stock is not subject to cumulative voting. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

Dividends. Subject to the preferences applicable to the preferred stock, the holders of the Class B common stock are entitled to, on an equal basis with the holders of Class A common stock, receive dividends when and if declared by the Company’s board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Shares of Class B common stock will automatically convert into Shares of Class A common stock on a share-for-share basis at the earlier of: (i) the date of the sale of all or substantially all of the stock or assets of the Corporation; (ii) transfer or sale of such shares to any person or entity not a holder of such Shares of Class B common stock on the date of adoption of the third amended and restated certificate of incorporation other than a trust or other entity established by a current holder of such Shares of Class B common stock for bona fide estate planning purposes; or (iii) three years following the date the common stock is first publicly traded.

Preferred Stock

The third amended and restated certificate of incorporation authorizes the Board to establish one or more series of preferred stock. The Board has the discretion to determine the preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

Anti-Takeover Provisions

Exhibit 4.1

Certificate of Incorporation and Bylaws and Class B Common Stock

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the outstanding shares of common stock outstanding will be able to elect all of our directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management.

In addition, the control vested in our founders by virtue of their holding of Class B common stock may discourage or impede takeover activities.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines business combination to include the following:

•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain stockholder litigation matters actions against the Company, which may limit an investor’s ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or stockholders.

Section 7.06(a) of Article VII of our Bylaws dictates that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if the Delaware Court of Chancery does not have jurisdiction, the federal district court for the State of Delaware) is, to the fullest extent permitted by law, the sole and exclusive forum for certain actions including derivative action or proceeding brought on behalf of the Company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the stockholders of the Company; any claim arising under Delaware corporate law, our amended and restated certificate of incorporation or our amended and restated bylaws; and any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of Section 7.06 of Article VII of our Bylaws.

However, Section 7.06(a) of Article VII of our Bylaws will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Furthermore, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law-based stockholder class actions, derivative suits and other intra-corporate disputes. With respect to such state law claims, the Company’s management believes limiting state law based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

The choice of forum provisions contained in the Company’s Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, the enforceability of similar choice of forum provisions in other issuers’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Bylaws to be inapplicable or unenforceable in such action. As a result, the Company could incur additional costs associated with resolving such actions in other jurisdictions, which could harm the Company’s business, operating results and financial condition.